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UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14f OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-l THEREUNDER

TOM BROWN, INC.
(Exact Name of Registrant as Specified in Its Charter)

001-31308
(Commission File Number)

Delaware (State of incorporation)	95-1949781 (I.R.S. Employer Identification No.)

Tom Brown, Inc.
555 Seventeenth Street, Suite 1850
Denver, Colorado 80202
(303) 260-5000
(Address of principal executive offices)

Registrant's telephone number: (303) 260-5000

TOM BROWN, INC.

555 SEVENTEENTH STREET
SUITE 1850
DENVER, COLORADO 80202

Information Statement Pursuant to
Section 14(f) of the Securities Exchange Act of 1934
and Rule 14f-1 Thereunder

        This Information Statement is being mailed on or about April 21, 2004 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Tom Brown, Inc. (the "Company"). You are receiving this Information Statement in connection with the possible election of persons designated by EnCana Corporation ("Parent") or an indirect wholly-owned subsidiary of Parent ("Merger Subsidiary"), to a majority of the seats on the Board of Directors of the Company (the "Board of Directors" or the "Board").

        The Company entered into a Merger Agreement as of April 14, 2004 (the "Merger Agreement") with Parent and Merger Subsidiary, pursuant to which Merger Subsidiary commenced a cash tender offer to purchase all of the issued and outstanding shares of common stock, par value $0.10 per share of the Company, including the associated rights to purchase shares of preferred stock of the Company (the common stock, together with the rights, are referred to as the "Shares"), at a purchase price of $48.00 per Share, net to the seller in cash, without interest (such price, or any higher price as may be paid in the Offer (as defined below), being referred to as the "Offer Price"), upon the terms and subject to the conditions set forth in Parent and Merger Subsidiary's Offer to Purchase, dated April 21, 2004 and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), filed by Parent and Merger Subsidiary with the United States Securities and Exchange Commission (the "SEC") on April 21, 2004. Copies of the Offer have been mailed to stockholders of the Company and are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

        Pursuant to the Merger Agreement, Parent and Merger Subsidiary commenced the Offer on April 21, 2004. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on May 18, 2004, unless Parent and Merger Subsidiary extend the Offer in accordance with the terms of the Merger Agreement.

        The Offer is conditioned upon, among other things, there having been validly tendered and not withdrawn prior to the expiration of the Offer at least that number of Shares, including the associated rights to purchase shares of the Company's Preferred Stock that constitutes a majority of the voting power (determined on a fully diluted basis) of all securities of the Company entitled to vote in the election of directors or in a merger. The Merger Agreement provides, among other things, that as soon as practicable after the purchase of Shares pursuant to the Offer and the satisfaction or waiver of certain other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the General Corporation Law of the State of Delaware ("Delaware Law"), Merger Subsidiary will be merged with and into the Company (the "Merger"). As a result of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will become an indirect, wholly owned subsidiary of Parent. Upon consummation of the Offer and the Merger, Parent will be entitled to designate a number of directors to serve on the Board of Directors, in each event, as described below in the subsection "Parent Right to Designate Directors."

        This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the

Schedule 14D-9. All information contained in this Information Statement or incorporated herein by reference concerning Parent, Merger Subsidiary or their affiliates, or actions or events with respect to any of them, was provided to the Company by Parent and Merger Subsidiary and the Company takes no responsibility for the accuracy or completeness of such information or for any failure by such entities to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information. The Company's information is based upon information provided in the Company's Proxy Statement dated April 5, 2004, and except as indicated otherwise, such information is given as of such date. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth in this Information Statement.

General

        The Shares are the only class of equity securities of the Company outstanding which are entitled to vote at a meeting of the stockholders of the Company. Each Share is entitled to one vote. As of the close of business on April 13, 2004, there were 46,141,755 Shares issued and outstanding.

Parent Right to Designate Directors

        The Merger Agreement provides that, upon the acceptance for payment pursuant to the Offer of any Shares, Parent will be entitled to designate a number of directors, rounded up to the next whole number, to serve on the Board of Directors as will give Parent or its affiliates representation on the Board of Directors equal to the product of (i) the total number of directors on the Board of Directors (giving effect to the election of directors designated by Parent), and (ii) the percentage that the number of Shares beneficially owned by Parent and/or its affiliates (including Shares accepted for payment) bears to the total number of Shares outstanding. The Company is required to take all action necessary to cause Parent's designees (the "Parent Designees") to be elected or appointed to the Board, including, if necessary, increasing the size of the Board of Directors and seeking and/or securing resignations of incumbent directors, while ensuring that a sufficient number of independent directors are serving on the Board in order to satisfy the New York Stock Exchange, Inc. ("NYSE") listing requirements. At such time, the Company will also cause individuals designated by Parent to constitute the same percentage as is on the entire Board of Directors, rounded up to the next whole number, to be on (i) each committee of the Board and (ii) each board of directors and each committee thereof of each subsidiary of the Company identified by Parent, in each case only to the extent permitted by applicable law and the rules of the NYSE. The Company shall use its commercially reasonable efforts to cause the Board to have at least two directors who were directors on April 14, 2004, and who are not employed by the Company and who are not affiliates, stockholders or employees of Parent or any of its subsidiaries (the "Independent Directors"). If any Independent Director ceases to be a director for any reason whatsoever, the remaining Independent Directors (or Independent Director if there is only one remaining) shall be entitled to designate any other person who shall not be an affiliate, stockholder or employee of Parent or any of its subsidiaries to fill the vacancy and such person will be deemed to be an Independent Director for all purposes of the Merger Agreement. If at any time there are no Independent Directors, the other directors of the Company then in office shall designate two persons to fill such vacancies and those persons will not be affiliates, stockholders or employees of Parent or any of its subsidiaries and such persons will be deemed to be Independent Directors for all purposes of the Merger Agreement. In all cases, the selection of any Independent Directors who were not directors on April 14, 2004 shall be subject to the approval of Parent, not to be unreasonably withheld or delayed.

        The Parent Designees will be selected by Parent from among the individuals listed below. Each of the following individuals has consented to serve as a director of the Company if appointed or elected. None of the Parent Designees currently is a director of, or holds any positions with, the Company.

Parent has advised the Company that, to the best of its knowledge, none of the Parent Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC other than, in each case, with respect to the transactions between Parent, Merger Subsidiary and the Company and certain of the directors, executive officers and other stockholders of the Company that have been described in the Schedule TO, the Schedule 14D-9 and this Information Statement. The name, age, present principal occupation or employment and five-year employment history of each of the individuals who may be selected to serve as Parent Designees are set forth below. There are no familial relationships among any of the Parent Designees.

Name and Address	Age	Present Principal Occupation or Employment; Material Positions held During the Past Five Years
Roger J. Biemans c/o EnCana Oil & Gas (USA) Inc. 950-17th Street, Suite 2600 Denver, CO 80202	43	Director and President of Merger Subsidiary since April 2004; President, EnCana Oil & Gas (USA) Inc. since June 2000; Executive Vice-President of Parent since April 2003; Senior Vice-President, Rockies Region, Onshore North America, EnCana Corporation, April 2002 to April 2003; Senior Vice-President, North East Business Unit, AEC Oil & Gas Partnership, April 1999 to April 2002.
Randall K. Eresman c/o EnCana Corporation 1800, 855-2nd Street SW Calgary, AB T2P 2S5	46
		Executive Vice-President & Chief Operating Officer of Parent since November 2003; Senior Executive Vice-President & Chief Operating Officer of Parent, January 2003 to November 2003; Executive Vice-President of Parent, April 2002 to January 2003; Vice-President, Alberta Energy Company Ltd., October 1998 to April 2002.
Brian C. Ferguson c/o EnCana Corporation 1800, 855-2nd Street SW Calgary, AB T2P 2S5	47
		Director, Treasurer and Vice President of Merger Subsidiary since April 2004; Executive Vice-President, Corporate Development of Parent since April 2002; Vice-President, Corporate Communications & Corporate Secretary, Alberta Energy Company Ltd., December 2000 to April 2002; Corporate Secretary, Alberta Energy Company Ltd., March 1993 to December 2000.
Barry W. Harrison 19 Alpine Meadows Calgary, AB T3Z 3B8	63
		Director of Parent since April 1996; Director of Eastgate Minerals Ltd. since May 1978; Director of Eastshore Energy Ltd. since December 2002; Director of each of Velvet Exploration Ltd. from November 1998 to June 2001, Chain Energy Corporation from November 2000 to March 2002, and Gauntlet Energy Corporation from April 2002 to December 2003.
Dale A. Lucas 1020, 720-13 Avenue SW Calgary, AB T2R 1M5	66	Director of Parent since April 1997; Director of Ranchgate Energy Inc. since December 2002.

Eric D. Marsh c/o EnCana Oil & Gas (USA) Inc. 950-17th Street, Suite 2600 Denver, CO 80202	44
		Director, Secretary and Vice President of Merger Subsidiary since April 2004; Vice-President, EnCana Oil & Gas (USA) Inc. since April 2002; Team Leader, Alberta Energy Company Ltd., August 2000 to May 2002; Production Manager, Rocky Mountain Region, Questar Corp., January 1989 to January 2000.
Don R. McClure c/o EnCana Oil & Gas (USA) Inc. 950-17th Street, Suite 2600 Denver, CO 80202	52
		Vice-President, Finance, EnCana Oil & Gas (USA) Inc. since October 2002; Vice-President Comptroller, PanCanadian Energy Services, August 2000 to September 2002; Chief Financial Officer, Columbia Energy Services Inc., February 1998 to August 2000.
James M. Stanford c/o Stanford Resource Management Inc. Petro-Canada Centre, 3000 West Tower 150-6th Avenue SW Calgary, AB T2P 3Y7	66
		President, Stanford Resource Management Inc. since December 1999; Director of Parent since April 2001; Director of each of Inco Limited since June 1998, Nova Chemicals Corporation since December 1999, OPTI Canada Inc. since June 2002, and Terasen Inc. since October 2001; President and Chief Executive Officer of Petro-Canada from January 1993 to January 2000; Director of Fortis Inc. from 1997 to May 2001 and of Moore Corporation from 1997 to January 2000.

        The information contained herein concerning the Parent Designees has been furnished to the Company by Parent. Accordingly, the Company assumes no responsibility for the accuracy or completeness of such information.

Security Ownership of Management and Principal Stockholders

        The following table sets forth information about the beneficial ownership of the Shares as of March 9, 2004, by (a) each person or entity known to the Company who beneficially owns more than five percent of the Shares, (b) the Company's chief executive officer and the other four most highly compensated executive officers (collectively, the "Named Executive Officers"), (c) each of the Company's directors and (d) all the Company's current directors and executive officers as a group. The following percentage information is calculated based on 46,016,647 Shares being issued and outstanding as of March 9, 2004. Unless stated otherwise, the address of each person listed below is c/o 555 Seventeenth Street, Suite 1850, Denver, Colorado 80202, and the telephone number at that address is (303) 260-5000.

Name of Beneficial Owner		Number of Shares Beneficially Owned(1)		Percent of Class
(a)	Five Percent (5%) Holders:
	Mac-Per-Wolf Company 310 S. Michigan Ave., Suite 2600 Chicago, Illinois 60604	3,889,540	(2)	8.5%
	Wachovia Corporation One Wachovia Center Charlotte, North Carolina 28288	2,973,459	(3)	6.5%
	State Farm Mutual Automobile Insurance Company One State Farm Plaza Bloomington, Illinois 61710	2,621,057	(4)	5.7%
	Royce & Associates, LLC 1414 Avenue of the Americas New York, New York 10019	2,471,810	(5)	5.4%
	Shapiro Capital Management Company, Inc. 3060 Peachtree Road, N.W Atlanta, Georgia 30305	2,410,329	(6)	5.2%
(b)	Directors and Named Executive Officers:
	James D. Lightner	457,250		1.0%
	Thomas W. Dyk	365,700		*
	Daniel G. Blanchard	218,350		*
	Bruce R. DeBoer	112,375		*
	Henry Groppe	107,600		*
	James B. Wallace	96,600		*
	Douglas R. Harris	88,716		*
	Robert H. Whilden, Jr.	74,000		*
	Edward W. LeBaron, Jr.	67,260		*
	Wayne W. Murdy	18,500		*
	David M. Carmichael	9,000		*
	John C. Linehan	5,200		*
(c)	All Directors, Nominees and Executive Officers as a Group (15 persons)	1,873,045	(7)	4.1%

*
Does not exceed one percent (1%) of the class.

(1)
Unless otherwise indicated, all Shares are held directly with sole voting and dispositive powers. With respect to the directors and named executive officers in part (b) of the table, beneficial ownership is comprised of (i) stock option shares that may be acquired within sixty (60) days of March 9, 2004, (ii) indirectly owned shares that are held in retirement accounts or by immediate family members, etc. and (iii) directly owned shares and restricted shares, all as set forth as follows:

Name	Option Shares	Indirectly Owned Shares	Directly Owned Shares
James D. Lightner	441,250	2,000	14,000
Thomas W. Dyk	334,138	4,500	27,062
Daniel G. Blanchard	207,750	1,000	9,600
Bruce R. DeBoer	108,375	0	4,000
Douglas R. Harris	77,500	216	11,000
Henry Groppe	59,000	9,700	38,900
James B. Wallace	59,000	5,000	32,600
Robert H. Whilden, Jr.	59,000	0	15,000
Edward W. LeBaron, Jr.	39,000	0	28,260
Wayne W. Murdy	16,500	2,000	0
David M. Carmichael	9,000	0	0
John C. Linehan	5,000	0	200
(2)
As reported on Schedule 13G dated January 30, 2004, Mac-Per-Wolf Company has sole voting and dispositive power with respect to all of such shares. Subsidiaries reported are Perkins, Wolf, McDonnell and Company, LLC and PWMCO, LLC.

(3)
As reported in Amendment No. 1 to Schedule 13G dated January 28, 2004, Wachovia Corporation has sole voting power with respect to 2,289,628 shares and sole dispositive power with respect to 2,841,059 shares. Subsidiaries reported are Evergreen Investment Management Company, J. L. Kaplan Associates, LLC, Wachovia Trust Company, N.A. and Wachovia Bank, N.A.

(4)
As reported in Amendment No. 25 to Schedule 13G dated January 21, 2004, State Farm Mutual Automobile Insurance Company has sole voting and dispositive powers with respect to 2,600,000 shares, State Farm Investment Management Corp. (together with State Farm Variable Product Trust) has shared voting and dispositive power with respect to 7,857 shares and State Farm Mutual Fund Trust has sole voting and dispositive powers with respect to 13,200 shares.

(5)
As reported on Amendment No. 2 to Schedule 13G dated January 28, 2004, Royce & Associates, LLC has sole voting and dispositive power with respect to all of such shares.

(6)
As reported on Amendment No. 1 to Schedule 13G dated December 31, 2003, Shapiro Capital Management Company, Inc. has sole voting and dispositive power with respect to all of such shares. Other persons reported are Samuel R. Shapiro and The Kaleidoscope Fund, L.P.

(7)
Includes 1,650,263 shares issuable upon the exercise of stock options.

Board of Directors

        The Company's directors are elected annually by the stockholders to serve until the next annual meeting of stockholders and until their successors are duly elected and qualified. The number of directors is established from time to time by resolution of the Board. The current authorized number of directors is eight. Assuming the presence of a quorum, a plurality of the votes cast in person or by proxy at an annual meeting of stockholders is required for the election of each director.

        The Company's current directors and certain information about each of them is listed below:

Director	Age	Director Since
David M. Carmichael	65	1996
Henry Groppe	78	1989
Edward W. LeBaron, Jr.	74	1968
James D. Lightner	51	2000
John C. Linehan	65	2003
Wayne W. Murdy	59	2001
James B. Wallace	75	1992
Robert H. Whilden, Jr.	68	1989

        Mr. Carmichael has been a private investor since June 1996 and formed CARCON Corporation in 1984. Following the merger of CARCON into American Oil and Gas Corporation in April 1986, Mr. Carmichael served as Chairman, Chief Executive Officer and President of American Oil and Gas Corporation. From July 1994 through June 1996, Mr. Carmichael served as Vice Chairman and Chairman of the Management Committee of KN Energy following a merger of American Oil and Gas Corporation into KN Energy, Inc. Mr. Carmichael currently serves as a director of the Company, of Ensco International Inc. and of Natural Resource Partners L.P. Mr. Carmichael is also a trustee of The Museum of Fine Arts in Houston, Texas and the Texas Heart Institute.

        Mr. Groppe established a consulting firm, Groppe, Long & Littell in 1955, and is currently a partner with such firm. Prior to founding his consulting firm, Mr. Groppe was previously employed by Dow Chemical, Monsanto, Texaco, and Arabian American Oil Company (in Saudi Arabia).

        Mr. LeBaron was a decorated officer in the Marine Corps during the Korean War. He played professional football for twelve years with the Washington Redskins and Dallas Cowboys and was named the NFL Executive of the Year as General Manager of the Atlanta Falcons. Mr. LeBaron also practiced law for years with, and retired as a partner of the San Francisco firm of Pillsbury, Madison & Sutro, now known as Pillsbury Winthrop. He is currently a partner in LeBaron Ranches LP.

        Mr. Lightner is presently the Chairman, Chief Executive Officer and President of the Company. Mr. Lightner joined the Company in May 1999 after 10 years at EOG Resources, most recently as Vice President and General Manager of the Denver Division. Mr. Lightner currently serves as President of IPAMS and as a Director of COGA, and is a member of the National Petroleum Council, AAPG, SEG and IPAA.

        Mr. Linehan joined Kerr-McGee Corp. in 1985 and served as Senior Vice President and Chief Financial Officer from 1987 to 1997 and as Executive Vice President and Chief Financial Officer from 1997 until his retirement in 1999. Mr. Linehan has over 35 years of oil and gas industry experience holding various executive financial positions with Skelly Oil Company, Getty Oil Company, and Texaco Refining and Marketing. He is a certified public accountant and a member of the American Institute of Certified Public Accountants and the Oklahoma Society of Certified Public Accountants.

        Mr. Murdy was elected Chief Executive Officer of Newmont Mining in January 2001, where he had previously served as President and Chief Financial Officer. Prior to joining Newmont in 1992, Mr. Murdy spent 15 years in senior financial positions with Getty Oil and Apache Corporation. Mr. Murdy began his business career with Arthur Andersen LLP. Mr. Mundy currently serves as a director of Transmontagne Inc.

        Mr. Wallace has been a partner with Brownlie, Wallace, Armstrong and Bander Exploration since its inception in 1970. Until September of 1992, Mr. Wallace served as the Chairman of the Board and Chief Executive Officer of BWAB Incorporated, an affiliate of Brownlie, Wallace, Armstrong and Bander Exploration. Mr. Wallace currently serves as a director of Delta Petroleum Corporation.

        Mr. Whilden serves as Senior Vice President, General Counsel and Secretary of BMC Software, Inc. Prior to joining BMC Software, Mr. Whilden was a partner in the law firm of Vinson & Elkins L.L.P. in Houston, Texas and served as the head of that firm's Corporate Finance and Securities Section and a member of its Management Committee. Mr. Whilden currently serves as a director of W-H Energy Services, Inc.

Committees of the Board of Directors

        The Board has established the following standing committees:

  •
  The Executive Committee has responsibility, as necessary or advisable from time-to-time, for the oversight and management of the business of the Company. The Executive Committee held three meetings during 2003 and is comprised of Messrs. Carmichael (current lead independent director), Lightner (Chairman, Chief Executive Officer and President) and Wallace.

  •
  The Audit Committee has the responsibility of selecting our independent auditors, pre-approving all audit and non-audit services, reviewing with management and the independent auditors the Company's financial statements, significant accounting and financial policies and practices, audit scope and adequacy of internal audit and control systems. The Audit Committee is comprised of Messrs. LeBaron, Linehan and Murdy, each of which is independent as defined by the rules of the NYSE and the SEC. Each of the members is financially literate and the Board has determined that Messrs. Linehan and Murdy are financial experts as prescribed by the SEC. The Audit Committee held four meetings during 2003.

  •
  The Compensation Committee reviews and recommends to the Board the base salary and incentive compensation of the chief executive officer and other officers and key employees, the terms of any proposed employee benefit arrangements and the awards under such arrangements. The Compensation Committee held three meetings during 2003. The members of the Compensation Committee are Messrs. Carmichael, Groppe and Whilden, each of which is independent as defined by the rules of the NYSE.

  •
  The Corporate Governance and Nominating Committee (the "Governance Committee") nominates directors, assists the Board in recruiting and retaining qualified members and oversees corporate governance. It is the policy of the Governance Committee to consider director candidates recommended by security holders in the same manner as other candidates. Stockholders may recommend director candidates for consideration by the Governance Committee by writing to the Secretary of the company. The procedures to be followed in order for nomination from stockholders to be considered are set forth in "Stockholder Proposals and Director Nominations". The Governance Committee held four meetings in 2003. The Governance Committee is comprised of Messrs. Carmichael, LeBaron, Murdy and Whilden, each of which is independent as defined by the rules of the NYSE.

        Each of the Audit Committee, Compensation Committee and Governance Committee has adopted a committee charter which set forth its purposes, duties and responsibilities including provisions for annual performance evaluations. We have also adopted Corporate Governance Guidelines, a Code of Business Conduct and Ethics, a Financial Code of Ethics for Senior Officers and Complaint Procedures for Financial, Accounting and Audit Matters.

  Board of Directors

        The Board held six meetings during 2003 and action was also taken by unanimous written consent on six occasions. During 2003, each incumbent director attended at least 75% of the total number of meetings of the Board or committees of the Board on which he served during the period he was a member.

  Compensation of Directors

        Effective January 1, 2003, non-employee directors are compensated as follows:

  •
  Annual fee in the amount of $20,000 payable quarterly in arrears.

  •
  Board meeting attendance fee of $2,000 per meeting attended in person.

  •
  Audit Committee meeting attendance fees of $1,500 for each meeting attended in person with the Audit Committee chairman being paid at the rate of $2,000 per meeting attended in person.

  •
  All other committee meeting attendance fees of $750 for each meeting attended in person with committee chairmen being paid at the rate of $1,000 per meeting attended in person.

  •
  Any director participating in a Board or committee meeting by telephone rather than in person shall be compensated in an amount equal to one-half of the applicable fee for attending in person.

  •
  Annual stock options to each continuing director and newly-elected director on the date of each annual meeting of stockholders to purchase 6,000 shares of Common Stock at an exercise price equal to the closing price on such grant date, such options vesting in equal amounts over two years.

        We also reimburse our directors for actual expenses incurred in attending meetings of the Board. Directors who are employees receive no separate compensation for service on the Board or its committees.

Section 16(a) Beneficial Ownership Reporting Compliance

        Section 16(a) of the Securities Exchange Act of 1934 requires, among other things, that our directors and officers file with the SEC, at specified times, reports of beneficial ownership and changes in beneficial ownership of our Common Stock and other equity securities. Based solely on a review of copies of such reports furnished to us, or written representations that no Forms 5 were required, we believe that all Section 16(a) filing requirements for its directors and officers for the fiscal year ending December 31, 2003 have been complied with in a timely manner.

Executive Officers

        The executive officers of the Company on April 14, 2004 were as follows:

Name	Age	Position with Company
James D. Lightner	51	Chairman, Chief Executive Officer and President
Thomas W. Dyk	51	Executive Vice President and Chief Operating Officer
Daniel G. Blanchard	43	Executive Vice President, Chief Financial Officer and Treasurer
Peter R. Scherer	47	Executive Vice President and General Manager—Midland Division
Bruce R. DeBoer	51	Vice President, General Counsel and Secretary
Douglas R. Harris	50	Vice President—Operations and General Manager—Denver Division
Rodney G. Mellott	46	Vice President—Land and Business Development
John T. Sanchez	35	Vice President and General Manager—Dallas Division

        Each executive officer is elected annually by the Company's Board of Directors to serve at the Board's discretion.

        The following biographies describe the business experience of the Company's executive officers for at least the past five years.

        James D. Lightner joined the Company in May 1999 as President. In January 2001, he was named Chief Executive Officer. He was appointed Chairman of the Board in May 2002. Mr. Lightner has been a member of the Board of Directors since 1999. Prior to joining the Company, Mr. Lightner served as Vice President and General Manager of the Denver Division of EOG Resources, Inc.

        Thomas W. Dyk joined the Company in April 1998 as Executive Vice President and was subsequently named the Company's Chief Operating Officer in 1999. Prior to joining the Company, Mr. Dyk served as Regional Vice President for the Rocky Mountain Division of Burlington Resources. He served in various technical and management capacities from 1983 to 1996 while at Burlington Resources.

        Daniel G. Blanchard joined the Company in July 1999 as Vice President and Chief Financial Officer and was subsequently named Executive Vice President and Treasurer. From January 1999 through May 1999, Mr. Blanchard served as Assistant Treasurer with Gulf Canada Resources. He served as Treasurer and Director of Corporate Development for Forest Oil Company and in other financial positions from September 1994 through December 1998.

        Peter R. Scherer joined the Company in 1982. He has held various positions, most recently Executive Vice President and General Manager of the Midland Division. Prior to joining the Company, Mr. Scherer was employed by Amoco Oil and Gas Company.

        Bruce R. DeBoer joined the Company in 1997 as Vice President, General Counsel and Secretary. Prior to joining the Company, he served in a similar capacity for eight years with Presidio Oil Company.

        Douglas R. Harris joined the Company in February 2001 as Vice President and was subsequently named Vice President and General Manager—Denver Division. From February 1986 through January 2001, he served as Vice President—Production for Burlington Resources Canada in Calgary.

        Rodney G. Mellott joined the Company in December 1999 as Vice President—Land and Business Development. Prior to joining the Company, Mr. Mellott was employed for 15 years in various capacities by EOG Resources, Inc.

        John T. Sanchez joined the Company in August 2003 as the General Manager of the Dallas Division and was subsequently appointed a Vice President of the Company in November 2003. Mr. Sanchez was the Vice President of Corporate Development and Reservoir Engineering for Bill Barrett Corporation and held similar positions with Westport Resources and Morningstar Energy LLC prior to joining the Company.

Summary of Annual Compensation

        The following table sets forth compensation paid to our Chief Executive Officer and the other four most highly compensated executive officers (collectively, the "Named Executive Officers") for 2001, 2002 and 2003.

Summary Compensation Table

Long Term Compensation
Annual Compensation(1)
Securities Underlying Options Awarded (#)
Restricted Stock Awards ($)(2)
Name and Principal Position	Year	Salary ($)	Bonus ($)			All Other Compensation ($)(3)
J.D. Lightner Chairman, Chief Executive Officer and President	2003 2002 2001	350,016 350,016 346,265	350,000 320,000 250,000	310,800 0 0	45,000 70,000 100,000	12,000 11,000 7,151
T.W. Dyk Executive Vice President and Chief Operating Officer	2003 2002 2001	253,344 243,352 229,604	250,000 200,000 160,000	248,640 0 0	36,000 45,000 50,000	12,000 11,000 9,276
D.G. Blanchard Executive Vice President and Chief Financial Officer	2003 2002 2001	250,816 242,520 229,604	250,000 180,000 145,000	248,640 0 0	36,000 45,000 75,000	12,000 11,000 9,165
D.R. Harris Vice President—Operations and General Manager—Denver Division	2003 2002 2001	198,256 188,344 154,370	140,000 105,000 75,000	284,900 0 0	15,000 35,000 17,500	12,000 11,000 53,342	(4)
B.R. DeBoer Vice President, General Counsel and Secretary	2003 2002 2001	193,128 186,872 180,846	150,000 100,000 100,000	103,600 0 0	15,000 20,000 17,500	12,000 11,000 8,750

(1)
Perquisites and other personal benefits have been omitted in accordance with the rules of the SEC because they did not exceed the lesser of $50,000 or 10% of the total annual salary and bonus reported for the Named Executive Officers

(2)
Represents the value of restricted stock granted on May 8, 2003 under the 1999 Long Term Incentive Plan based on the closing market price of $25.90 per share on such date. The number of restricted shares granted to Messrs. Lightner, Dyk, Blanchard, Harris and DeBoer on May 8, 2003 were 12,000, 9,600, 9,600, 11,000 and 4,000, respectively. In the absence of a Change in Control, the restricted shares do not vest until four years from the grant date at which time they vest 100%, but only if the officer is still in the employ of the Company. As of December 31, 2003, these were the only restricted shares held by Messrs. Lightner, Dyk, Blanchard, Harris and DeBoer and the aggregate value of such shares based upon the $32.25 market value at December 31, 2003 was $387,000, $309,600, $309,600, $354,750 and $129,000, respectively. The Company does not currently pay dividends on its Common Stock; however, it would pay dividends on the restricted shares if it pays a dividend. See "Employment Contracts and Termination of Employment and Change in Control Arrangements."

(3)
Except as otherwise noted, amounts represent the Company's contribution to each Named Executive Officer's 401(k) Plan account.

(4)
Mr. Harris joined the Company on February 23, 2001 and received a signing bonus of $50,000.

Stock Option Grants

2003 Option Grants

	Individual Grants
					Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term ($)(3)
	Number of Securities Underlying Options Granted (#)(1)
		Percent of Total Options Granted to Employees in Fiscal Year
Name			Exercise or Base Price ($/Sh)(2)	Expiration Date
					5%	10%
J.D. Lightner	45,000	3.6	25.90	5/08/14	733,050	1,857,600
T.W. Dyk	36,000	2.9	25.90	5/08/14	586,440	1,486,080
D.G. Blanchard	36,000	2.9	25.90	5/08/14	586,440	1,486,080
D.R. Harris	15,000	1.2	25.90	5/08/14	244,350	619,200
B.R. DeBoer	15,000	1.2	25.90	5/08/14	244,350	619,200

(1)
In the absence of a change in control, options vest 25% on each of the first four anniversaries of the date of grant.

(2)
The exercise or base price is the market price per share of the Common Stock on the date of grant.

(3)
These amounts are calculated based on the indicated annual rates of appreciation and annual compounding from the date of grant to the end of the 10 year option term. Accordingly, 5% equals an imputed stock price of $42.19 per share and 10% equals an imputed stock price of $67.18 per share. Actual gains, if any, on stock option exercises are dependent on the future performance of the Common Stock. There is no assurance that the amounts reflected in this table will be achieved.

Option Exercises and Holdings

Aggregated Option Exercises in 2003
and 2003 Year-End Option Values

			Securities Underlying Unexercised Options on 12/31/03 (#)		Value of Unexercised In-the-Money Options on 12/31/03 ($)(1)
Name	Shares Acquired on Exercise (#)	Value Realized ($)
			Exercisable	Unexercisable	Exercisable	Unexercisable
J. D. Lightner	—	—	320,000	265,000	4,936,788	2,848,613
T. W. Dyk	—	—	284,638	133,500	4,589,777	1,199,994
D. G. Blanchard	—	—	157,500	138,500	2,161,506	1,049,994
D. R. Harris	—	—	46,250	78,750	140,738	329,963
B. R. DeBoer	—	—	89,875	44,125	1,384,241	292,222

(1)
The value of in-the-money options is equal to the fair market value of a share of Common Stock on December 31, 2003 of $32.25 (based on the last sale price of the Common Stock), less the exercise price.

Employee Benefit Plans and Long-Term Incentive Plans

        Effective January 1, 2000, the Company adopted a 401(k) retirement plan. The Company has the discretion to match employee contributions to the plan. As of December 31, 2003, the Company's policy was to match 100% of the employee contribution up to seven percent of the employee's salary. The employer contributions for the years ended December 31, 2003, 2002 and 2001, was approximately $1,577,000, $1,403,000 and $864,000, respectively.

        The Company's 1989 Stock Option Plan (the "1989 Plan") expired in December 1999. As of December 31, 2003, options to purchase 250,500 shares of the Company's common stock were outstanding under the 1989 Plan. These options will expire between 2004 and 2008 if not previously exercised.

        The Company's 1993 Stock Option Plan (the "1993 Plan") expired in February 2003. Options to purchase 2,615,800 shares of the Company's Common Stock were outstanding under this plan as of December 31, 2003.

        The 1999 Long Term Incentive Plan (the "1999 Plan") was adopted by the Board of Directors on February 17, 1999, and approved by the stockholders on May 20, 1999. The 1999 Plan provides for the grant of stock options, restricted stock awards, performance awards and incentive awards. There were option grants made to purchase 30,500, 447,400, and 378,700 shares of the Company's Common Stock in 2003, 2002, and 2001, respectively. In 2003, restricted stock awards of 100,200 shares were also granted. The aggregate number of shares of common stock, which may be issued under the 1999 Plan, may not exceed 2,000,000 shares. The maximum value of any performance award granted to any one individual during any calendar year may not exceed $500,000. The exercise price, vesting and duration of any grants may vary and will be determined at the time of issuance. Options to purchase 1,176,300 shares of the Company's Common Stock were outstanding under the 1999 Plan as of December 31, 2003.

        In February 2003, the Board of Directors adopted the Company's 2003 Stock Option Plan (the "2003 Plan") which was approved by the stockholders on May 8, 2003. The 2003 Plan provides for issuance of options to employees and directors to purchase shares of Common Stock. The aggregate number of shares of Common Stock that may be issued under the 2003 plan is 1,800,000 shares. The exercise price, vesting and duration of the options may vary and will be determined at the time of issuance. There were option grants made to purchase 1,146,750 shares of the Company's Common Stock in 2003. Options to purchase 1,117,600 shares of the Company's Common Stock were outstanding under this plan as of December 31, 2003.

Employment Contracts and Termination of Employment and Change in Control Arrangements

        We entered into an employment agreement in 2003 with James D. Lightner, Chairman, Chief Executive Officer and President, which provides a minimum annual base salary of $350,000 plus existing employee benefits and other compensation or benefits in the discretion of the Board of Directors. The agreement contains non-compete provisions covering the states of Texas, Wyoming, Utah and Colorado as well as Alberta, Canada during the term of the agreement and any time period he is receiving severance payments. There are other provisions governing confidentiality regarding proprietary information of the Company. The agreement also provides for a severance payment upon Mr. Lightner's resignation, preceded by either (i) the assignment of Mr. Lightner's without his consent to any duties inconsistent with his position, duties, responsibilities or status with us or a reduction of his duties or responsibilities for reasons other than cause; (ii) any failure of the Company or its stockholders, as the case may be, to re-elect Mr. Lightner to office or his removal from any such office for reasons other than cause; or (iii) any breach by the Company (or any successor) of any of the provisions of the agreement or any failure by the Company to carry out any of its obligations under the agreement for reasons other than cause. The severance benefit payment is an amount equal to Mr. Lightner's then existing annual base pay plus an amount equal to an average of Mr. Lightner's three previous annual cash bonuses plus continuation of medical and dental plan coverage for one year. Under the terms of the agreement, if a dispute were to arise regarding the termination of Mr. Lightner or the interpretation or enforcement of the agreement, all legal fees and expenses incurred by Mr. Lightner in contesting or disputing any such termination or seeking to obtain or enforce any right or benefit provided for in the agreement would be paid by the Company, to the extent Mr. Lightner prevails. The agreement further provides Mr. Lightner with the option of electing the benefits of this employment agreement or the severance agreement described below but Mr. Lightner is not entitled to receive benefits under both of these agreements. Mr. Lightner's employment agreement expires on December 31, 2005.

        We have entered into severance agreements with eight officers of the Company (including Mr. Lightner Thomas W. Dyk, Peter R. Scherer, Bruce R. DeBoer, Daniel G. Blanchard, Rodney G. Mellott, Douglas R. Harris, and John T. Sanchez) providing compensation upon termination of employment, for reasons other than cause, death, disability or retirement on or after the age of 65, within two years after any of the following events: (i) an acquisition of over 50% of the Company's oil and gas properties, (ii) a change in control of 20% of the Company's securities, (iii) a change in the composition of a majority of the Board of Directors within any four year period which has not been approved by a majority of the Board of Directors as constituted immediately prior to such change, (iv) a failure of more than one of management's director nominees to be elected or (v) a merger, consolidation, sale of substantially all of the assets of the Company or other reorganization in which the Company does not survive. The term of each severance agreement is through December 2006 with automatic annual extensions thereafter, unless the Company chooses not to extend such agreement. The agreements provide that each officer of the Company who is a party to a severance agreement will receive a multiple of such person's annual base salary plus bonus and continuation of life insurance, medical and dental and accident and disability benefits for up to two years following the termination of such officer. The cash payment multiple for Mr. Lightner is 2.5 and the cash payment multiple for each of the other officers is 2. As of May 10, 2001, each of the severance agreements was amended to provide, among other things, that if any payment to the officer would be subject to an excise tax imposed by Section 4999 of the U.S. Internal Revenue Code (any such excise tax is referred to as the "Excise Tax"), the officer will be entitled to receive a gross-up payment in an amount such that after payment by the officer of all taxes, including income and excise taxes, the net amount retained by the officer is equal to the amount the officer would have received if such Excise Tax were not applicable to the payments.

        Our 1989 Stock Option Plan, 1993 Stock Option Plan, 1999 Long Term Incentive Plan and 2003 Stock Option Plan each contain "change in control" provisions which are applicable to all holders of options, restricted stock or other awards granted under the plans, including the Named Executive Officers (although the 1989 and 1993 plans are terminated, the change in control provisions are applicable to outstanding unexercised options previously granted under such plans). The change in control provisions in such plans, which are substantially identical, generally provide that if (i) any person, entity or group directly or indirectly acquires beneficial ownership of 50% or more of the outstanding shares of our voting stock, (ii) we are involved in any merger, consolidation, share exchange, or sale, lease or exchange of all or substantially all of its assets, (iii) in connection with a contested election of directors, the persons who were directors of the company before such election cease to constitute a majority of the Board or (iv) the stockholders approve a complete liquidation or dissolution of the company (each such event constituting a "Change in Control"), each outstanding option will become fully vested and exercisable and each restricted stock award will become fully vested immediately prior to such Change in Control or earlier as specified by the Compensation Committee. Within ten days after the approval by the stockholders of a Change in Control in clauses (ii), (iii) or (iv) above or thirty days of a Change in Control of the type described in clause (i) above, the Compensation Committee may effect one or more of the following alternatives:

  •
  accelerate the time when options then outstanding may be exercised,

  •
  cancel such options and pay to each optionee an amount of cash per share in accordance with the terms of such plans,

  •
  make such adjustments to options then outstanding as the Compensation Committee deems appropriate to reflect the Change in Control, or

  •
  provide that, each option will thereafter be exercisable for the number and class of shares of stock or other securities or property or cash to which the optionee would have been entitled to if such option had been exercised immediately before the Change in Control.

        Each option to acquire Shares granted under any of the Company's stock option plans and long term incentive plans (collectively, the "Company Plans") that is not fully vested and exercisable and that is outstanding immediately prior to the occurrence of the consummation of the Offer (the "Acceptance Date"), will automatically become fully vested and exercisable on the Acceptance Date pursuant to the terms of the Company Plans without any action on the part of the Company, Parent, Merger Subsidiary or the holder of any such stock option, and will be converted into and will thereafter represent only the right to receive an amount in cash, without interest, calculated as provided in the following sentence with respect to each Share subject thereto equal to the excess, if any, of the Merger Consideration over the per Share exercise price of such stock options. On the Acceptance Date, each holder of a stock option under a Company Plan will be entitled to receive, in full satisfaction of such stock option, an amount in cash without interest in respect thereof equal to the product of (i) the excess, if any, of the Merger Consideration over the per Share exercise price of such stock option and (ii) the number of Shares subject to such stock option, and each such stock option will be canceled on the Acceptance Date. The payment will be reduced by any income or employment tax withholding required under the U.S. Internal Revenue Code or any provision of state, local or foreign tax law. However, such withheld amounts will be treated for purposes of the Merger Agreement as having been paid to the holder of such stock option.

Compensation Committee Report on Executive Compensation

        The Compensation Committee of the Board is responsible for setting and administering the policies which govern both annual cash compensation and incentive programs for executive officers and other employees. The Compensation Committee is currently comprised of three directors, each of which is independent as defined in the listing standards of the NYSE. Following review and approval of executive compensation by the Compensation Committee, the recommendations of the Compensation Committee are submitted to the full Board for approval.

        With respect to 2003 compensation, the Compensation Committee did not adopt a structured salary, stock option or other incentive compensation program but did utilize performance factors as described below to assist in the determination of compensation. The Compensation Committee maintains the philosophy that compensation of its executive officers should be balanced between a fair and reasonable cash compensation and incentives linked to our overall operating performance. To achieve this balance, executives have, in addition to their salaries and cash bonuses, been awarded stock options and restricted stock from time to time that reward executives through the creation of stockholder value. The Compensation Committee takes into account that corporate performance, especially in the oil and gas industry, is often cyclical and that performance in any given year, whether favorable or unfavorable, may not necessarily be representative of immediate past results or future performance. Consequently, the Compensation Committee examines and recommends executive compensation levels based on certain factors compared over a period of several consecutive years, rather than applying such factors on an isolated or "snapshot" basis at the time compensation levels are recommended by the Compensation Committee to the full Board. In this regard, and partly due to the peculiarities of financial accounting requirements for oil and gas companies, the Compensation Committee emphasizes performance factors such as growth in proved oil and gas reserves, increases in volumes of oil and gas sold, oil and gas finding costs and operating costs, cash flow growth, return on equity, increases in stockholder value, positioning the company for the future and the achievement by management of specific goals set by the Board from time to time; however, the Compensation Committee has not established any specific performance levels which would automatically result in increases in compensation, nor does the Compensation Committee assign absolute weights or rankings to factors considered by it, but instead makes a subjective determination based upon a consideration of all of such factors. The Compensation Committee has utilized from time to time various compensation survey reports prepared for the oil and gas industry by consultants such as William M. Mercer, Incorporated and Effective Compensation Inc. when analyzing current compensation amounts for executive officers and employees. The Compensation Committee believes that the mix between the cash and equity incentive opportunities currently in place for the executive officers is adequate to motivate and retain them.

        In addition to the factors described above, in the case of Mr. Lightner, the Chairman of the Board, Chief Executive Officer and President, the Compensation Committee also considered Mr. Lightner's ability to achieve high levels of corporate governance and compliance, maintain and strengthen the company's relationships with the investment community, generate employee confidence and morale, and demonstrate other leadership qualities. Based upon the foregoing factors and considerations, the Compensation Committee approved a 2003 cash bonus to Mr. Lightner of $350,000. The Compensation Committee believes the base salary of $350,000 paid to Mr. Lightner for 2003 was appropriate and consistent with the Compensation Committee's objective of recommending compensation levels and components based on factors compared over a period of several years and, at the same time, more closely approximate competition levels.

        Section 162(m) of the U.S. Internal Revenue Code precludes a publicly held corporation from taking a deduction for compensation in excess of $1 million for its chief executive officer or any of its four other highest-paid officers, unless compensation is awarded under plans meeting a number of requirements based upon objective performance standards and advance stockholder approval. Although the Compensation Committee has not established a policy with respect to qualifying compensation paid to its executive officers under Section 162(m), the Compensation Committee will continue to assess the implications of Section 162(m) on executive compensation and determine what action, if any, will be appropriate.

        This report is made by the members of the Compensation Committee, Messrs. Carmichael, Groppe and Whilden.

Certain Relationships and Related Party Transactions

        Brownlie, Wallace, Armstrong and Bander Exploration ("BWAB"), a partnership, owns working interests in oil and gas leases located in Wyoming, in which the Company also owns interests and acts as operator. Mr. Wallace, a director of the Company, is a partner in BWAB. During 2003, the Company billed BWAB approximately $11,000 for BWAB's proportionate share of costs associated with the leases and wells located thereon. Payments to the Company are due after monthly billings by the Company on the same basis as all other interest owners, and BWAB's participation in the leases and wells located thereon is on the same basis as all other participants.

        Mr. Groppe, a partner in the oil and gas consulting firm of Groppe, Long & Littell, Houston, Texas, is a director of the Company and is a member of the Compensation Committee. The Company retains the services of Groppe, Long & Littell from time to time and paid the firm $37,000 in consulting fees during 2003.

Performance Information

        The following performance graph compares the annual cumulative total stockholder return on the Common Stock with the cumulative total return of the S&P 600 Smallcap Stock Index and the Amex Natural Gas Index for the period of five fiscal years commencing December 31, 1998 and ending December 31, 2003. The table assumes that the value of an investment in the Common Stock and each Index was $100 on December 31, 1998 and that all dividends were reinvested. The stock price performance shown on the graph below is not necessarily indicative of future performance.

	1998	1999	2000	2001	2002	2003
Tom Brown, Inc.	100.00	133.33	327.73	269.26	250.22	321.50
S&P 600 Smallcap Index	100.00	111.52	123.81	130.91	110.86	152.47
Amex Natural Gas Index	100.00	115.18	236.65	166.00	130.52	195.94

Signatures

        Pursuant to the requirements of the Exchange Act, the Company has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

TOM BROWN, INC.
By:	/s/ BRUCE R. DEBOER
Name:	Bruce R. DeBoer
Title:	Vice President, General Counsel and Secretary

Dated: May 6, 2004

QuickLinks

2003 Option Grants
Aggregated Option Exercises in 2003 and 2003 Year-End Option Values
Signatures